# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sotera Health Co, CIK 0001822479
CUSIP: 83601L102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9100 South Hills Blvd, Suite 300, Broadview Heights, Ohio (OH), 44147
Date of event which requires filing of this statement: 03/06/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-21-041892
Filed by CIK 0000929408

## Reporting persons
- WARBURG PINCUS & CO.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- WP XI Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Private Equity XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus XI Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Private Equity XI-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Private Equity XI-C, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bull Co-Invest L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- WP Global LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus (Cayman) XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus XI-C, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Partners II (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Sotera Health Co
Address of issuer's principal executive offices: 9100 South Hills Blvd, Suite 300, Broadview Heights, OH, 44147

## Item 2. Person Filing
Name of person filing:
This Amendment No. 6 to Schedule 13G is being filed jointly by (i) Warburg Pincus Private Equity XI, L.P. ("WP XI"), (ii) Warburg Pincus Private Equity XI-B, L.P. ("WP XI-B"), (iii) WP XI Partners, L.P. ("WP XI Partners"), (iv) Warburg Pincus XI Partners, L.P. ("Warburg Pincus XI Partners"), (v) Warburg Pincus Private Equity XI-C, L.P. ("WP XI-C" and, together with WP XI, WP XI-B, WP XI Partners and Warburg Pincus XI Partners, the "WP XI Funds"), (vi) Bull Co-Invest L.P. ("Bull Co-Invest"), (vii) Warburg Pincus XI, L.P. ("WP XI GP"), (viii) WP Global LLC ("WP Global"), (ix) Warburg Pincus Partners II, L.P. ("WPP II"), (x) Warburg Pincus Partners GP LLC ("WPP GP LLC"), (xi) Warburg Pincus & Co. ("WP"), (xii) Warburg Pincus (Cayman) XI, L.P. ("WP XI Cayman GP"), (xiii) Warburg Pincus XI-C, LLC ("WP XI-C LLC"), (xiv) Warburg Pincus Partners II (Cayman), L.P. ("WPP II Cayman"), (xv) Warburg Pincus (Bermuda) Private Equity GP Ltd. ("WP Bermuda GP"), and (xvi) Warburg Pincus LLC ("WP LLC"). The WP XI Funds, Bull Co-Invest L.P. ("Bull Co-Invest"), Bull Holdco L.P. ("Bull Holdco), WP Global, WPP II, WPP GP LLC, WP XI Cayman GP, WP XI-C LLC, WPP II Cayman, WP Bermuda GP, WP Bull Manager, WP LLC and WP are collectively referred to herein as the "Warburg Pincus Entities."

WP XI GP is the general partner of each of WP XI, WP XI-B, WP XI Partners and Warburg Pincus XI Partners. WP Global is the general partner of WP XI GP. WPP II is the managing member of WP Global. WPP GP LLC is the general partner of WPP II. WP is the managing member of WPP GP LLC. WP XI Cayman GP is the general partner of WP XI-C. WP XI-C LLC is the general partner of WP XI Cayman GP. WPP II Cayman is the managing member of WP XI-C LLC. WP Bermuda GP is the general partner of WPP II Cayman. WP Bull Manager LLC ("WP Bull Manager") is the general partner of Bull Co-Invest. WP is the managing member of WP Bull Manager. WP LLC is the manager of the WP XI Funds. The WP XI Funds share limited partnership ownership in Bull Holdco on a pro rata basis in accordance with their respective numbers of Contributed Shares. The WP XI Funds, Bull Co-Invest, WP XI GP, WP Global, WPP II, WPP GP LLC, WP XI Cayman GP, WP XI-C LLC, WPP II Cayman, WP Bermuda GP, WP Bull Manager, WP LLC and WP are collectively referred to herein as the "Warburg Pincus Reporting Persons" or "WP Investors."
Address of principal business office or, if none, residence: Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017
Citizenship: See Item 2(a)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of May 13, 2026, the Warburg Pincus Reporting Persons no longer own any shares of Common Stock. This filing represents an exit filing for the Warburg Pincus Reporting Persons.
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
(1) The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The joint filing agreement among the Warburg Pincus Reporting Persons to file this Amendment No. 6 to Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is incorporated by reference as Exhibit 99.1.

(2) Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the issuer owned of record by such Warburg Pincus Reporting Person

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by Warburg Pincus Private Equity XI, L.P., Warburg Pincus XI Partners, L.P., Warburg Pincus Private Equity XI-B, L.P., WP XI Partners, L.P., Warburg Pincus Private Equity XI-C, L.P., Bull Co-Invest L.P., Warburg Pincus XI, L.P., WP Global LLC, Warburg Pincus Partners II, L.P., Warburg Pincus Partners GP LLC, Warburg Pincus & Co., Warburg Pincus (Cayman) XI, L.P., Warburg Pincus XI-C, LLC, Warburg Pincus Partners II (Cayman), L.P., Warburg Pincus (Bermuda) Private Equity GP LTD., and Warburg Pincus LLC ("Warburg Pincus Funds") dated as of February 14, 2022, which was previously filed with the Commission as Exhibit 99.1 to Amendment No. 1 to Schedule 13G filed by the Warburg Pincus Funds on February 14, 2022 with respect to the shares of common stock of Sotera Health Co.

## Signatures
- WARBURG PINCUS & CO.: /s/ Harsha Marti, Harsha Marti / Partner (05/15/2026)
- WP XI Partners, L.P.: /s/ Warburg Pincus XI, L.P., Warburg Pincus XI, L.P / General Partner (05/15/2026)
- WP XI Partners, L.P.: /s/ WP Global LLC, WP Global LLC / General Partner (05/15/2026)
- WP XI Partners, L.P.: /s/ Warburg Pincus Partners II, L.P, Warburg Pincus Partners II, L.P. / Managing Member (05/15/2026)
- WP XI Partners, L.P.: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (05/15/2026)
- WP XI Partners, L.P.: /s/ Warburg Pincus & Co, Warburg Pincus & Co. / Managing Member (05/15/2026)
- WP XI Partners, L.P.: /s/ Harsha Marti, Harsha Marti / Partner (05/15/2026)
- Warburg Pincus Private Equity XI, L.P.: /s/ Harsha Marti, Harsha Marti, Partner (05/15/2026)
- Warburg Pincus Private Equity XI, L.P.: /s/ WP Global LLC, WP Global LLC / General Partner (05/15/2026)
- Warburg Pincus Private Equity XI, L.P.: /s/ Warburg Pincus Partners II, L.P., Warburg Pincus Partners II, L.P. / Managing Member (05/15/2026)
- Warburg Pincus Private Equity XI, L.P.: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (05/15/2026)
- Warburg Pincus Private Equity XI, L.P.: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (05/15/2026)
- Warburg Pincus Private Equity XI, L.P.: /s/ Harsha Marti, Harsha Marti / Partner (05/15/2026)
- Warburg Pincus XI Partners, L.P.: /s/ Warburg Pincus XI, L.P., Warburg Pincus XI, L.P. / General Partner (05/15/2026)
- Warburg Pincus XI Partners, L.P.: /s/ WP Global LLC, WP Global LLC / General Partner (05/15/2026)
- Warburg Pincus XI Partners, L.P.: /s/ Warburg Pincus Partners II, L.P., Warburg Pincus Partners II, L.P. / Managing Member (05/15/2026)
- Warburg Pincus XI Partners, L.P.: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (05/15/2026)
- Warburg Pincus XI Partners, L.P.: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (05/15/2026)
- Warburg Pincus XI Partners, L.P.: /s/ Harsha Marti, Harsha Marti / Partner (05/15/2026)
- Warburg Pincus Private Equity XI-B, L.P.: /s/ Warburg Pincus XI, L.P., Warburg Pincus XI, L.P. / General Partner (05/15/2026)
- Warburg Pincus Private Equity XI-B, L.P.: /s/ WP Global LLC, WP Global LLC / General Partner (05/15/2026)
- Warburg Pincus Private Equity XI-B, L.P.: /s/ Warburg Pincus Partners II, L.P., Warburg Pincus Partners II, L.P. / Managing Member (05/15/2026)
- Warburg Pincus Private Equity XI-B, L.P.: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (05/15/2026)
- Warburg Pincus Private Equity XI-B, L.P.: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (05/15/2026)
- Warburg Pincus Private Equity XI-B, L.P.: /s/ Harsha Marti, Harsha Marti / Partner (05/15/2026)
- Warburg Pincus Private Equity XI-C, L.P.: /s/ Warburg Pincus (Cayman) XI, L.P., Warburg Pincus (Cayman) XI, L.P. / General Partner (05/15/2026)
- Warburg Pincus Private Equity XI-C, L.P.: /s/ Warburg Pincus XI-C, LLC, Warburg Pincus XI-C, LLC / General Partner (05/15/2026)
- Warburg Pincus Private Equity XI-C, L.P.: /s/ Warburg Pincus Partners II (Cayman), L.P., Warburg Pincus Partners II (Cayman), L.P. / Managing Member (05/15/2026)
- Warburg Pincus Private Equity XI-C, L.P.: /s/ Warburg Pincus (Bermuda) Private Equity GP Ltd., Warburg Pincus (Bermuda) Private Equity GP Ltd. / General Partner (05/15/2026)
- Warburg Pincus Private Equity XI-C, L.P.: /s/ Harsha Marti, Harsha Marti / Authorised Signatory (05/15/2026)
- Bull Co-Invest L.P.: /s/ WP Bull Manager LLC, WP Bull Manager LLC / General Partner (05/15/2026)
- Bull Co-Invest L.P.: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (05/15/2026)
- Warburg Pincus XI, L.P.: /s/ WP Global LLC, WP Global LLC / General Partner (05/15/2026)
- Warburg Pincus XI, L.P.: /s/ Warburg Pincus Partners II, L.P., Warburg Pincus Partners II, L.P. / Managing Member (05/15/2026)
- Warburg Pincus XI, L.P.: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (05/15/2026)
- Warburg Pincus XI, L.P.: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (05/15/2026)
- Warburg Pincus XI, L.P.: /s/ Harsha Marti, Harsha Marti / Partner (05/15/2026)
- WP Global LLC: /s/ Warburg Pincus Partners II, L.P., Warburg Pincus Partners II, L.P. / Managing Member (05/15/2026)
- WP Global LLC: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (05/15/2026)
- WP Global LLC: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (05/15/2026)
- WP Global LLC: /s/ Harsha Marti, Harsha Marti / Partner (05/15/2026)
- Warburg Pincus Partners II, L.P.: /s/ Warburg Pincus Partners GP LLC, Warburg Pincus Partners GP LLC / General Partner (05/15/2026)
- Warburg Pincus Partners II, L.P.: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (05/15/2026)
- Warburg Pincus Partners II, L.P.: /s/ Harsha Marti, Harsha Marti / Partner (05/15/2026)
- Warburg Pincus Partners GP LLC: /s/ Warburg Pincus & Co., Warburg Pincus & Co. / Managing Member (05/15/2026)
- Warburg Pincus Partners GP LLC: /s/ Harsha Marti, Harsha Marti / Partner (05/15/2026)
- Warburg Pincus (Cayman) XI, L.P.: /s/ Warburg Pincus XI-C, LLC, Warburg Pincus XI-C, LLC / General Partner (05/15/2026)
- Warburg Pincus (Cayman) XI, L.P.: /s/ Warburg Pincus Partners II (Cayman), L.P., Warburg Pincus Partners II (Cayman), L.P. / Managing Member (05/15/2026)
- Warburg Pincus (Cayman) XI, L.P.: /s/ Warburg Pincus (Bermuda) Private Equity GP Ltd., Warburg Pincus (Bermuda) Private Equity GP Ltd. / General Partner (05/15/2026)
- Warburg Pincus (Cayman) XI, L.P.: /s/ Harsha Marti, Harsha Marti / Authorised Signatory (05/15/2026)
- Warburg Pincus XI-C, LLC: /s/ Warburg Pincus Partners II (Cayman), L.P., Warburg Pincus Partners II (Cayman), L.P. / Managing Member (05/15/2026)
- Warburg Pincus XI-C, LLC: /s/ Warburg Pincus (Bermuda) Private Equity GP Ltd., Warburg Pincus (Bermuda) Private Equity GP Ltd. / General Partner (05/15/2026)
- Warburg Pincus XI-C, LLC: /s/ Harsha Marti, Harsha Marti / Authorised Signatory (05/15/2026)
- Warburg Pincus Partners II (Cayman), L.P.: /s/ Warburg Pincus (Bermuda) Private Equity GP Ltd., Warburg Pincus (Bermuda) Private Equity GP Ltd. / General Partner (05/15/2026)
- Warburg Pincus Partners II (Cayman), L.P.: /s/ Harsha Marti, Harsha Marti / Authorised Signatory (05/15/2026)
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: /s/ Harsha Marti, Harsha Marti / Authorised Signatory (05/15/2026)
- Warburg Pincus LLC: /s/ Harsha Marti, Harsha Marti / Managing Director, Chief Legal Officer and Head of New Solutions (05/15/2026)